

14048392

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III FEB 28 2014

FACING PAGE Washington DC

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SEC FILE NUMBER
8- 49078

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4222 Grant Line Rd.

	FIRM I.D. NO.

(No. and Street)

New Albany	Indiana	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Peoples   812-945-9888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Rodefer Moss & Co, PLLC

(Name – *if individual, state last, first, middle name*)

301 E. Elm Street	New Albany	Indiana	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Timothy E. Peoples_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____American Equity Investment Corporation_____ , as

of _____December 31_____ , 20 _13____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2013



American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2013

AMERICAN EQUITY INVESTMENT CORPORATION
Financial Statements and Supplementary Information
Years Ended December 31, 2013

Table of Contents

• Certified Publ c Accountants
• Business Advisors

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w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150



RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of American Equity Investment Corporation (an S corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 21, 2014

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash	$	65,115
Commissions receivable		44,665
Agent receivables		4,815
Prepaid insurance		1,480
Prepaid CRD account		1,936
Total assets	$	118,011

LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	33,697
Accrued and withheld payroll taxes		3,911
Total liabilities		37,608
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		11,000
Retained Earnings		69,403
Total stockholder's equity		80,403
Total liabilities and stockholder's equity	$	118,011

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock Issued and Outstanding		Retained Earnings	Total
	Shares	Amount		
Balances at December 31, 2012	100	$ 11,000	$ 63,045	$ 74,045
Net Income	-	-	89,358	89,358
Distribution to stockholder	-	-	(83,000)	(83,000)
Balances at December 31, 2013	100	$ 11,000	$ 69,403	$ 80,403

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2013

Revenues	
Commissions	$ 1,053,644
Other income	20,139
Interest	57
Total revenues	1,073,840
Expenses	
Commissions	859,943
Salaries	78,082
Rent	15,200
Payroll taxes	6,836
Professional services	5,500
Licensing fees	3,677
Office supplies	3,082
Insurance	2,220
Dues and subscriptions	2,038
Retirement contribution	1,982
Telephone expense	1,702
Miscellaneous	1,389
Utilities	1,149
Postage	745
Website design	359
Travel	329
Advertising	249
Total expenses	984,482
Net income	$ 89,358

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities

Cash received from customers	$ 1,073,009
Cash paid for services and supplies	(988,545)
Interest received	57
Net cash flows from operating activities	84,521

Cash Flows From Financing Activities

Distributions to stockholder	(83,000)
Net cash flows from financing activities	(83,000)
Net change in cash and cash equivalents	1,521
Cash and cash equivalents at the beginning of the year	63,594
Cash and cash equivalents at the end of the year	$ 65,115

See notes to financial statements.

Reconciliation of net income to net cash flows from operating activities

Net income	$	89,358
Adjustments to reconcile net income to net cash		
flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable		(2,463)
Prepaid insurance		(93)
Agent receivables		1,688
Prepaid CRD account		(1,418)
Increase (decrease) in liabilities:		
Accounts payable		(2,861)
Accrued and withheld payroll taxes		310
Net cash flows from operating activities	$	84,521

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

Income Tax Status - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2010 through 2013 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $249 for the year ending December 31, 2013.

Date of Management's Review - Management has evaluated events and transactions through February 21, 2014 the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company has a Certificate of Deposit to meet this requirement. The balance in the Certificate of Deposit is $26,431 at December 31, 2013 and is included in the cash balance on the statement of financial condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 - RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,200 for 2013. The Company also paid the stockholder commissions of $33,486 for 2013.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $1,982 for the year ended December 31, 2013.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013

Net capital

Total stockholder equity	$	80,403
Agent receivables		(4,815)
Prepaid insurance		(1,480)
12b1 fees		(8,246)
Group annuity		(203)
Prepaid CRD account		(1,936)
Net capital	$	63,723

Aggregate indebtedness

Items included in statement of financial condition

Accounts payable		33,697
Other current liabilties		3,911
Total aggreagate indebtedness	$	37,608

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	58,723
Excess net capital at 1000%	$	57,723
Percentage of aggregate indebtedness to net capital		59%

Reconciliation with company's computation (included in part II of form
X-17A-5 as of December 31, 2013)

Net capital, as reported in company's part II (Unaudited) FOCUS report	$	64,248
Effect of audit adjustments on accounts included in the net capital calculation		(525)
Net capital per above	$	63,723

Capital (unaudited) December 31, 2013	$	74,633
Addition of agent receivables and prepaid insurance		6,295
Addition of accounts payable		(525)
Capital (audited) December 31, 2013		80,403
Non-allowable assets:		
Agent receivable		(4,815)
Prepaid insurance		(1,480)
12b1 fees		(8,246)
Group annuity		(203)
Prepaid CRD account		(1,936)
Net capital	$	63,723

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 E Elm Street
New Albany, IN 47150



RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
American Equity Investment Corporation

In planning and performing our audit of the financial statements of American Equity Investment Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss + Co, PLLC

New Albany, Indiana
February 21, 2014

AMERICAN EQUITY INVESTMENT CORPORATION

SIPC Assessment Reconciliation

• Certified Public Accountants
• Business Advisors

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301 E Elm Street
New Albany, IN 47150



RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as
Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
New Albany, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by American Equity Investment Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Equity Investment Corporation's compliance with the applicable instructions of Form SIPC-7. American Equity Investment Corporation's management is responsible for American Equity Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss + Co, PLLC

New Albany, Indiana
February 21, 2014